UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

T-Mobile US, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872590104

(CUSIP Number)

Guillaume Maisondieu

Senior Vice President

(Chief Accounting Officer)

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

53113 Bonn, Germany

+49-228-181-0

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 872590104

1	Name of Reporting Person Deutsche Telekom Holding B.V. IRS identification number not applicable.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 538,590,941

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 538,590,941

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 538,590,941

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 63.5%

14	Type of Reporting Person CO

CUSIP No. 872590104

1	Name of Reporting Person T-Mobile Global Holding GmbH IRS identification number: 98-0470438

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 538,590,941

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 538,590,941

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 538,590,941

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 63.5%

14	Type of Reporting Person CO

CUSIP No. 872590104

1	Name of Reporting Person T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 538,590,941

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 538,590,941

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 538,590,941

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 63.5%

14	Type of Reporting Person CO

CUSIP No. 872590104

1	Name of Reporting Person Deutsche Telekom AG IRS identification number not applicable.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 538,590,941

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 538,590,941

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 538,590,941

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 63.5%

14	Type of Reporting Person CO

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 4 (this “Amendment No. 4”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on November 26, 2013, Amendment No. 2 to Schedule 13D filed with the Commission on January 15, 2014 and Amendment No. 3 to Schedule 13D filed with the Commission on March 6, 2018 (as amended and supplemented, collectively, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 4 and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 4.                                 Purpose of the Transaction

The information set forth in Item 6 of this Schedule 13D, including without limitation as to the rights and obligations of the Reporting Persons pursuant to the terms of the Business Combination Agreement (as defined in Item 6 below) and the other matters described therein, is hereby incorporated by reference.

Item 5.                                 Interest in Securities of the Issuer

Item 5(a)-(b) is hereby amended and supplemented as follows:

Dr. Uli Kühbacher, a Managing Director of T-Mobile Holding, beneficially owns 100 shares of Common Stock, which represents approximately 0.00001% of the shares of Common Stock issued and outstanding as of April 25, 2018.  Ms. Michaela Klitsch, a Managing Director of T-Mobile Holding, beneficially owns 48 shares of Common Stock, which represents approximately 0.00001% of the shares of Common Stock issued and outstanding as of April 25, 2018. To the best knowledge of the Reporting Persons, Dr. Uli Kühbacher has the sole power to vote or direct the vote or dispose or direct the disposition of all of the shares of Common Stock beneficially owned by him, and Ms. Michaela Klitsch has the sole power to vote or direct the vote or dispose or direct the disposition of all of the shares of Common Stock beneficially owned by her.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On April 29, 2018, T-Mobile entered into a Business Combination Agreement (the “Business Combination Agreement”) with Sprint Corporation, a Delaware corporation (“Sprint”), Huron Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of T-Mobile (“T-Mobile Merger Company”), Superior Merger Sub Corporation, a Delaware corporation and a wholly owned subsidiary of T-Mobile Merger Company (“Merger Sub”), Starburst I, Inc., a Delaware corporation (“Starburst”), Galaxy Investment Holdings, Inc., a Delaware corporation (“Galaxy,” and together with Starburst, the “SoftBank US HoldCos”), and for the limited purposes set forth therein, Deutsche Telekom, DT Holding and SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”).

Pursuant to the Business Combination Agreement and upon the terms and subject to the conditions described therein, the SoftBank US HoldCos will merge with and into T-Mobile Merger Company, with T-Mobile Merger Company continuing as the surviving entity and as a wholly owned subsidiary of T-Mobile (the “HoldCo Mergers”).  Immediately following the HoldCo Mergers, Merger Sub will merge with and into Sprint, with Sprint continuing as the surviving corporation and as a wholly owned indirect subsidiary of T-Mobile (the “Merger” and, together with the HoldCo Mergers, the “Merger Transactions”).  Pursuant to the Business Combination Agreement, (i) at the effective time of the HoldCo Mergers, all the issued and outstanding shares of common stock of Galaxy, par value $0.01 per share, and all the issued and outstanding shares of common stock of Starburst, par value $0.01 per share, held by SoftBank Group Capital Limited, a private limited company incorporated in England and Wales and a wholly owned subsidiary of SoftBank and the sole stockholder of Galaxy and Starburst (“SoftBank UK”), will be converted such that SoftBank UK will receive an aggregate number of shares of Common Stock equal to the product of (x) 0.10256 (the “Exchange Ratio”) and (y) the aggregate number of shares of common stock of Sprint, par value $0.01 per share (“Sprint Common Stock”), held by the SoftBank US HoldCos, collectively, immediately prior to the effective time of the HoldCo Mergers, and (ii) at the effective time of the Merger, each share of Sprint Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares of Sprint Common Stock that were held by the SoftBank US HoldCos or are held by Sprint as treasury stock) will be converted into the right to receive a number of shares of Common Stock equal to the Exchange Ratio.  SoftBank and its affiliates will receive the same amount of Common Stock per share of Sprint Common Stock as all other Sprint stockholders.

Immediately following the Merger Transactions, Deutsche Telekom and SoftBank are expected to hold approximately 42% and 27% of the fully diluted shares of Common Stock, respectively, with the remaining approximately 31% of the fully diluted shares of Common Stock held by public stockholders.

The consummation of the Merger Transactions and the other transactions contemplated by the Business Combination Agreement (collectively, the “Transactions”) is subject to obtaining the consent of the holders of a majority of the outstanding shares of Sprint Common Stock in favor of the adoption of the Business Combination Agreement (the “Sprint Stockholder Approval”).  Subsequent to the execution of the Business Combination Agreement, SoftBank entered into a support agreement (the “SoftBank Support Agreement”), pursuant to which it has agreed to cause SoftBank UK, Galaxy and Starburst to deliver a written consent in favor of the adoption of the Business Combination Agreement, which will constitute receipt by Sprint of the Sprint Stockholder Approval.  As of April 25, 2018, SoftBank beneficially owned approximately 84.8% of Sprint Common Stock outstanding.  Under the terms of the SoftBank Support Agreement, SoftBank and its affiliates are generally prohibited from transferring ownership of Sprint Common Stock prior to the earlier of the consummation of the Merger and the termination of the Business Combination Agreement in accordance with its terms.  The consummation of the Transactions is also subject to obtaining the consent of the holders of a majority of the outstanding shares of Common Stock in favor of the issuance of Common Stock in the Merger Transactions (the “T-Mobile Stock Issuance Approval”) and in favor of the amendment and restatement of T-Mobile’s Certificate of Incorporation in its entirety in the form attached as Exhibit A to the Business Combination Agreement (the “T-Mobile Charter Amendment” ) (collectively, the “T-Mobile Stockholder Approval”).  Subsequent to the execution of the Business Combination Agreement, Deutsche Telekom entered into a support agreement (the “Deutsche Telekom Support Agreement”), pursuant to which it has agreed to deliver a written consent in favor of the T-Mobile Stock Issuance Approval and the T-Mobile Charter Amendment, which will constitute receipt by T-Mobile of the T-Mobile Stockholder Approval.  As of April 25, 2018, Deutsche Telekom beneficially owned approximately 63.5% of the Common Stock outstanding.  Under the terms of the Deutsche Telekom Support Agreement, Deutsche Telekom and its affiliates are generally prohibited from transferring ownership of Common Stock prior to the earlier of the consummation of the Merger and the termination of the Business Combination Agreement in accordance with its terms.

The consummation of the Transactions is also subject to the satisfaction or waiver, if legally permitted, of certain other conditions, including, among other things, (i) the accuracy of representations and warranties and performance of covenants of the parties, (ii) the effectiveness of the registration statement for the shares of Common Stock to be issued in the Merger Transactions, and the approval of the listing of such shares on the NASDAQ Global Select Market (“NASDAQ”), (iii) receipt of certain regulatory approvals, including approvals of the Federal Communications Commission, applicable state public utility commissions and expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and favorable completion of review by the Committee on Foreign Investments in the United States, (iv) specified minimum credit ratings for T-Mobile on the closing date of the Merger Transactions (after giving effect to the Merger) from at least two of the three credit rating agencies, subject to certain qualifications, and (v) no material adverse effect with respect to Sprint or T-Mobile since the date of the Business Combination Agreement.

In accordance with the Business Combination Agreement, upon consummation of the Transactions, the T-Mobile board of directors will consist of fourteen members, comprising nine directors designated by Deutsche Telekom (of which nine directors, at least two will be independent directors under the listing standards of NASDAQ), four directors designated by

SoftBank (of which four directors, at least two will be independent directors under the listing standards of NASDAQ), and T-Mobile’s chief executive officer.  Pursuant to the terms of the Business Combination Agreement, T-Mobile, SoftBank and Deutsche Telekom will also enter into an amended and restated stockholders’ agreement (the “Stockholders Agreement”), a form of which is attached as Exhibit E to the Business Combination Agreement, which will become effective upon the closing of the Transactions, and which will govern, among other things, the composition of T-Mobile’s board of directors following the closing of the Transactions.  The Stockholders Agreement will also set forth certain consent rights for each of SoftBank and Deutsche Telekom over certain material transactions of T-Mobile and will contain a non-compete which will apply to SoftBank, Deutsche Telekom and their respective affiliates, subject to certain exceptions, until such time as SoftBank’s or Deutsche Telekom’s ownership in T-Mobile has been reduced below an agreed threshold.

In addition, pursuant to the terms of the Business Combination Agreement, SoftBank and Deutsche Telekom will enter into a proxy, lock-up and right of first refusal agreement (the “PLR Agreement”), a form of which is attached as Exhibit F to the Business Combination Agreement, which will become effective upon the closing of the Transactions, and which will set forth certain rights and obligations in respect to the shares of Common Stock owned by each of SoftBank, Deutsche Telekom and their respective affiliates to enable Deutsche Telekom to consolidate T-Mobile into Deutsche Telekom’s financial statements following the consummation of the Transactions.  Among other terms, these rights and obligations will require SoftBank to agree to vote its shares of Common Stock as directed by Deutsche Telekom and will restrict SoftBank from transferring its shares of Common Stock in a manner that would prevent Deutsche Telekom from consolidating T-Mobile into Deutsche Telekom’s financial statements following the consummation of the Transactions, subject in each case to certain exceptions set forth in the PLR Agreement.  In addition, the PLR Agreement will impose certain restrictions on SoftBank’s and Deutsche Telekom’s ability to transfer their shares of Common Stock in the four year period following the closing of the Transactions and will provide each of SoftBank and Deutsche Telekom with a right of first refusal with respect to proposed transfers of shares of Common Stock by the other party, subject in each case to certain exceptions and limitations set forth in the PLR Agreement.  As a result of the PLR Agreement, T-Mobile is expected to continue to be a “Controlled Company” for purposes of NASDAQ rules following consummation of the Merger, which provides T-Mobile with exemptions from certain corporate governance requirements under the NASDAQ rules.

The foregoing description of the Business Combination Agreement, the Deutsche Telekom Support Agreement, the SoftBank Support Agreement, the Stockholders Agreement and the PLR Agreement is not complete and is qualified in its entirety by reference to the Business Combination Agreement, which is filed as Exhibit 25 hereto, the Deutsche Telekom Support Agreement, which is filed as Exhibit 26 hereto, the SoftBank Support Agreement, which is filed as Exhibit 27 hereto, the form of Stockholders Agreement attached as Exhibit E to the Business Combination Agreement and the form of PLR Agreement attached as Exhibit F to the Business Combination Agreement, each of which is incorporated herein by reference.

Financing Matters Agreement

In connection with the entry into the Business Combination Agreement, Deutsche Telekom and T-Mobile USA, Inc. (“T-Mobile USA”) entered into a Financing Matters Agreement, dated as of April 29, 2018 (the “Financing Matters Agreement”).  Pursuant to the Financing Matters Agreement, Deutsche Telekom agreed, among other things, to consent to the incurrence by T-Mobile USA of secured debt in connection with and after the consummation of the Merger, and to provide a lock up on sales thereby as to certain senior notes of T-Mobile USA held thereby.  In addition, T-Mobile USA agreed, among other things, to repay and terminate, upon closing of the Merger, the existing credit facilities of T-Mobile USA which are provided by Deutsche Telekom, as well as $2 billion of T-Mobile USA’s 5.300% senior notes due 2021 and $2 billion of T-Mobile USA’s 6.000% senior notes due 2024.  In addition, T-Mobile USA and Deutsche Telekom agreed, upon closing of the Merger, to amend the $1.25 billion of T-Mobile USA’s 5.125% senior notes due 2025 and $1.25 billion of T-Mobile USA’s 5.375% senior notes due 2027 to change the maturity dates thereof to April 15, 2021 and April 15, 2022, respectively.

The foregoing description of the Financing Matters Agreement and the transactions contemplated thereby is not complete and is qualified in its entirety by reference to the Financing Matters Agreement, which is filed as Exhibit 27 hereto and is incorporated herein by reference.

Item 7.                                 Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

25

Business Combination Agreement, dated as of April 29, 2018, by and among T-Mobile US, Inc., Huron Merger Sub LLC, Superior Merger Sub Corp., Sprint Corporation, Starburst I, Inc., Galaxy Investment Holdings, Inc., Deutsche Telekom AG, Deutsche Telekom Holding B.V. and SoftBank Group Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 30, 2018)

26	Support Agreement, dated as of April 29, 2018, by and among Deutsche Telekom AG, Deutsche Telekom Holding B.V., Sprint Corporation and SoftBank Group Corp.

27

Support Agreement, dated as of April 29, 2018, by and among SoftBank Group Corp., SoftBank Group Capital Limited, Starburst I, Inc., Galaxy Investment Holdings, Inc., T-Mobile US, Inc., and Deutsche Telekom AG (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 30, 2018)

28

Financing Matters Agreement, dated as of April 29, 2018, by and between Deutsche Telekom AG and T-Mobile USA, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 30, 2018)

29	Purchase Agreement, dated as of March 6, 2016, among T-Mobile USA, Inc., the guarantors party thereto and Deutsche Telekom AG (incorporated by reference to

Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 7, 2016)

30

Purchase Agreement, dated as of April 25, 2016, among T-Mobile USA, Inc., the guarantors party thereto and Deutsche Telekom AG (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 26, 2016)

31

Purchase Agreement, dated as of April 29, 2016, among T-Mobile USA, Inc., the guarantors party thereto and Deutsche Telekom AG (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 29, 2016)

32

Unsecured Revolving Credit Agreement, dated as of December 29, 2016, by and among T-Mobile US, Inc., T-Mobile USA, Inc., the several banks and other financial institutions or entities from time to time party thereto as lenders, and Deutsche Telekom AG, as administrative agent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 30, 2016)

33

Secured Revolving Credit Agreement, dated as of December 29, 2016, by and among T-Mobile US, Inc., T-Mobile USA, Inc., the several banks and other financial institutions or entities from time to time party thereto as lenders, and Deutsche Telekom AG, as administrative agent (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 30, 2016)

34

Purchase Agreement, dated as of March 13, 2017, among T-Mobile USA, Inc., the guarantors party thereto and Deutsche Telekom AG (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 16, 2017)

35

Twenty-Sixth Supplemental Indenture, dated as of April 27, 2017, by and among T-Mobile USA, Inc., T-Mobile US, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, including the Form of 4.000% Senior Note due 2022-1 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 28, 2017)

36

Twenty-Seventh Supplemental Indenture, dated as of April 28, 2017, by and among T-Mobile USA, Inc., T-Mobile US, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, including the Form of 5.125% Senior Note due 2025-1 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 28, 2017)

37

Twenty-Eighth Supplemental Indenture, dated as of April 28, 2017, by and among T-Mobile USA, Inc., T-Mobile US, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, including the Form of 5.375% Senior Note due 2027-1 (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 28, 2017)

38

Twenty-Ninth Supplemental Indenture, dated as of May 9, 2017, by and among T-Mobile USA, Inc., T-Mobile US, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, including the Form of 5.300% Senior Notes due 2021 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 9, 2017)

39

Thirtieth Supplemental Indenture, dated as of May 9, 2017, by and among T-Mobile USA, Inc., T-Mobile US, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, including the Form of 6.000% Senior Notes due 2024 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 9, 2017)

40

Purchase Agreement, dated as of January 22, 2018, among T-Mobile USA, Inc., T-Mobile US, Inc., the other guarantors party thereto and Deutsche Telekom AG (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 25, 2018)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 2018

Deutsche Telekom AG

By:	/s/ Timotheus Höttges
	Name:	Timotheus Höttges
	Title:	Member of the Management Board,
Chief Executive Officer

By:	/s/ Thomas Dannenfeldt
	Name:	Thomas Dannenfeldt
	Title:	Member of the Management Board

T-Mobile Global Zwischenholding GmbH

By:	/s/ Helmut Becker
	Name:	Helmut Becker
	Title:	Managing Director

By:	/s/ Roman Zitz
	Name:	Roman Zitz
	Title:	Managing Director

T-Mobile Global Holding GmbH

By:	/s/ Franco Musone Crispino
	Name:	Franco Musone Crispino
	Title:	Managing Director

By:	/s/ Dr. Uli Kuehbacher
	Name:	Dr. Uli Kuehbacher
	Title:	Managing Director

Deutsche Telekom Holding B.V.

By:	/s/ Dr. Raphael Kübler
	Name:	Dr. Raphael Kübler
	Title:	Managing Director

By:	/s/ Roman Zitz
	Name:	Roman Zitz
	Title:	Managing Director

SCHEDULE A-1

Schedule A-1 is amended and restated as follows:

Directors and Executive Officers of T-Mobile Global Holding GmbH

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of T-Mobile Global Holding GmbH. Unless otherwise noted, each of the persons listed below is principally employed by T-Mobile Global Holding GmbH and is a citizen of the Federal Republic of Germany.

Board of Management

Name	Business Address	Present Principal Occupation
Franco Musone Crispino	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	VP Financial Controlling GHS, Deutsche Telekom AG

Michaela Klitsch	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	CFO Innovations, Deutsche Telekom AG

Dr. Uli Kuehbacher	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Vice President, DT Legal, Deutsche Telekom AG

Dr. Frank Schmidt	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	VP Public Affairs Municipalities at GPRA, Deutsche Telekom AG

SCHEDULE A-2

Schedule A-2 is amended and restated as follows:

Directors and Executive Officers of T-Mobile Global Zwischenholding GmbH

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of T-Mobile Global Zwischenholding GmbH. Unless otherwise noted, each of the persons listed below is principally employed by T-Mobile Global Zwischenholding GmbH and is a citizen of the Federal Republic of Germany.

Board of Management

Name	Business Address	Present Principal Occupation
Helmut Becker	Innere Kanalstr. 98, Köln, Germany 50672	Senior Vice President General Accounting, Deutsche Telekom Services GmbH

Dr. Christian Dorenkamp	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Senior Vice President Group Tax, Deutsche Telekom AG

Roman Zitz	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Head of Legal Services International Subsidiaries, Deutsche Telekom AG

SCHEDULE A-3

Directors and Executive Officers of Deutsche Telekom AG

Schedule A-3 is amended and restated as follows:

The following tables I and II set forth the names, business addresses and present principal occupation of each director and executive officer of Deutsche Telekom AG. Unless otherwise noted, each of the persons listed below is principally employed by Deutsche Telekom AG and is a citizen of the Federal Republic of Germany.

I.                            Board of Management

Name	Business Address	Present Principal Occupation
Timotheus Höttges	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Board

Adel Al-Saleh *†	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for T-Systems

Thomas Dannenfeldt	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Finance (CFO)

Srini Gopalan †	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Europe

Christian P. Illek	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Human Resources and Labor

Thomas Kremer	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Data Privacy, Legal Affairs and Compliance

Claudia Nemat	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Technology and Innovation

Dirk Wössner	Landgrabenweg 151, Bonn, Germany 53227	Board Member for Germany

* = citizen of the United States

† = citizen of the United Kingdom

II.                       Supervisory Board

Name	Business Address	Present Principal Occupation
Sari Baldauf *	Edelfeltintie 10 A 2, Helsinki, Finland 00150	Non-executive director of several companies and organizations, Senior Advisor at DevCo Partners

Josef Bednarski	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Group Works Council Deutsche Telekom AG, Bonn

Monika Brandl	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairwoman of the Central Works Council of Deutsche Telekom AG, Bonn

Odysseus D. Chatzidis **	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the European Works Council of Deutsche Telekom AG, Bonn

Johannes Geismann	Wilhelmstrasse 97, Berlin, Germany 10117	State Secretary, Federal Ministry of Finance, Berlin

Klaus-Dieter Hanas	Sachsenseite 2, Leipzig, Germany 04103	Deputy Chairman of the Works Council Deutsche Telekom Service GmbH, Bonn, Central-Eastern District

Günter Bräunig	Palmengartenstrasse 5-9, Frankfurt am Main, Germany 60325	CEO KfW

Lars Hinrichs	Gaensemarkt 43, Hamburg, Germany 20354	CEO Cinco Capital GmbH, Hamburg

Helga Jung	Königinstrasse 28, Munich, Germany 80802	Member of the Board of Management of Allianz SE, Munich

Prof. Dr. Michael Kaschke	Carl-Zeiss-Strasse 22, Oberkochen, Germany 73447	CEO & President Carl Zeiss AG, Oberkochen

Nicole Koch	Landgrabenweg 147, Bonn, Germany 53227	Deputy Chairwoman of the Group Works Council Deutsche Telekom AG, Bonn, and Chairwoman of the Works Council Deutsche Telekom Privatkunden-Vertrieb GmbH, Bonn

Dagmar Kollman †	Grinzinger Allee 50, Vienna, Austria 1190	Entrepreneur and member of several supervisory and advisory boards

Petra Steffi Kreusel	Hahnstrasse 43d, Frankfurt am Main, Germany 60528	SVP, Partner Management and Corporate Development TC T-Systems International GmbH, Frankfurt

Ulrich Lehner	Bergische Landstrasse 283, Düsseldorf, Germany 40629	Member of the Shareholders’ Committee of Henkel AG & Co. KGaA, Düsseldorf

Lothar Schröder	Paula-Thiede-Ufer 10, Berlin, Germany 10179	Member of the ver.di National Executive Board, Berlin; Deputy Chairman of the Supervisory Board Deutsche Telekom AG

Name	Business Address	Present Principal Occupation
Michael Sommer	Rottensteiner Weg 38, Berlin, Germany 14089	Pensioner

Sibylle Spoo	Paula-Thiede-Ufer 10, Berlin, Germany 10179	Lawyer, Trade Union Secretary at the ver.di Federal Administration, Berlin

Karl-Heinz Streibich	Uhlandstrasse 12, Darmstadt-Eberstadt, Germany 64297	CEO Software AG, Darmstadt

Margret Suckale	Berliner Str. 6, Heidelberg, Germany 69120	Member of Supervisory Board of Heidelberg Cement AG

Karin Topel	Dresdner Strasse, Radebeul, Germany 01445	Chairwoman of the Works Council at Deutsche Telekom Technik GmbH, Bonn, Technical Branch Office, Eastern District

* = citizen of Finland

** = citizen of Greece

† = citizen of Austria

SCHEDULE A-4

Directors and Executive Officers of Deutsche Telekom Holding B.V.

Schedule A-4 is amended and restated as follows:

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of Deutsche Telekom Holding B.V. Unless otherwise noted, each of the persons listed below is a citizen of the Federal Republic of Germany.

Name	Business Address	Present Principal Occupation
Dr. Raphael Kübler	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

Frans Rose *	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

Ton Zijlstra *	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

Roman Zitz	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

* = citizen of the Netherlands